UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of July 2017

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

Yad Harutzim 14
Tel Aviv 6770007, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

ABILITY INC.

On July 24, 2017, the Board of Directors (the “Board”) of Ability Inc. appointed a new director to the Board. Brigadier General (Ret.) Yair Cohen will serve as an independent director effective on July 24, 2017. Mr. Cohen will be a member of both the Compensation Committee and the Nominating Committee.

Mr. Cohen is an advisor for Cyber & Intelligence with 32 years of military service in the IDF. In his last position in the military, Mr. Cohen headed the IDF’s Cyber and Sigint Intelligence unit (8200). Since his retirement from the military in 2005, Mr. Cohen has held numerous positions in Israeli technology companies, in addition to being a director in several companies. From 2005 to 2009, Mr. Cohen was Vice President of Elron Electronic Industries Ltd., a leading Israeli holding company dedicated to build technology companies in diverse fields which trades on Nasdaq. From 2006 to 2009, Mr. Cohen was Chairman of ECtel Ltd., a company providing integrated revenue management solutions which was traded on Nasdaq. From 2009 to 2015, Mr. Cohen established and was the first CEO of the Cyber Division in Elbit Systems Ltd. (Nasdaq: ESLT), the largest non-governmental defense company in Israel. From 2015 to 2016 Mr. Cohen served as the CEO of the investment fund PeriTech for Investment and Technology where he lead investments in technology companies and currently still serves on the board of a number of portfolio companies. Mr. Cohen also currently serves as director in Electra Consumer Products 1970 and Infinity Funds Ltd. Mr. Cohen holds a BA degree from Bar Ilan University in Jewish History and Arabic Language and Literature and MA degree from ICAF, in the National Defense University (NDU), Washington DC, in Management of National Resources, and is currently teaching Cyber for MA in Tel Aviv University and Bar Ilan University.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABILITY INC.

By:	/s/ Anatoly Hurgin
Anatoly Hurgin
Chief Executive Officer

Date: July 24, 2017

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